Filed by Monmouth Community Bancorp
                               Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                               Subject Company:  Monmouth Community Bancorp
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                               Commission File No.:  0-49925
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On June 30, 2004, Monmouth Community Bancorp and Allaire Community Bank issued a press release regarding a strategic business combination transaction entered into by the two entities. Monmouth Community Bancorp and Allaire Community Bank have amended and supplemented the press release as of July 21, 2004 for filing with the Securities and Exchange Commission on Form 8-K/A and posting on the respective websites of Monmouth Community Bancorp and Allaire Community Bank.
The following is the June 30, 2004 press release as amended and supplemented:

Monmouth Community Bancorp and Allaire Community Bank Announce Proposed
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Combination
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LONG BRANCH, NEW JERSEY and WALL TOWNSHIP, NEW JERSEY, July 21, 2004, Monmouth
Community Bancorp (NASDAQ Small Cap Market; MCBK "Monmouth Community Bancorp" or "Bancorp") and Allaire Community Bank (OTCBB; ALCY "Allaire Community Bank" or "Allaire") previously announced on June 30, 2004 that they have entered into an Agreement and Plan of Acquisition (the "Agreement") to combine, as equals, in a strategic business combination transaction.

The Agreement provides for Bancorp to change its name to Central Jersey Bancorp, effect a six for five stock split to shareholders of record as of July 15, 2004, and exchange one share of Central Jersey Bancorp for each outstanding share of Allaire Community Bank common stock. In order to create an ownership structure that gives each company approximate equal ownership of the combined entities, Bancorp will effect a 6-for-5 stock split prior to closing. After giving effect to the stock split, Bancorp will have approximately 1,860,876 shares outstanding and Allaire will have approximately 1,971,361 shares outstanding. Upon consummation of the combination, it is anticipated that there will be approximately 3,832,237 shares of Central Jersey Bancorp outstanding.

Additionally, Monmouth Community Bank, National Association will change its name to Central Jersey Bank, National Association. Subsequent to the consummation of the transaction, Allaire Community Bank and Monmouth Community Bank, National Association will combine as Central Jersey Bank, National Association.

Upon completion of the combination, the entities will, based on March 31, 2004 figures, have in excess of $425 million in total assets and $388 million in total deposits ranking Central Jersey Bancorp in the top ten market share for financial institutions operating in Monmouth County, New Jersey. This combination of two outstanding financial institutions will result in fifteen branch locations stretching from Point Pleasant Boro, Ocean County, to Little Silver, Monmouth County.

The proposed combination is subject to certain customary conditions including Bancorp and Allaire receiving shareholder and regulatory approvals. The combination is anticipated to be closed by the end of 2004.

George S. Callas, Chairman of the Board of Allaire Community Bank, will serve as Chairman, Carl F. Chirico, President and Chief Executive Officer of Allaire Community Bank, will serve as Vice Chairman and James S. Vaccaro, Chairman and Chief Executive Officer of Monmouth Community Bancorp and Monmouth Community Bank, National Association, will serve as Chief Executive Officer and President, of the combined entities. Robert S. Vuono, Senior Executive Vice President and Chief Operating Officer of Allaire Community Bank, and Anthony Giordano III, Executive Vice President and Chief Financial Officer of Monmouth Community Bancorp, will serve in the same capacities of the combined entities. The combined management of both banks will continue to emphasize strong and committed personal service to the local communities they serve.

The board of directors of Central Jersey Bancorp will be comprised of 12 directors, 6 of whom will be named by Bancorp and 6 of whom will be named by Allaire. According to Mr. Callas, Mr. Chirico and Mr. Vaccaro, this combination will result in the creation of a unique community banking organization in the central New Jersey region. By combining two organizations with superior market reputations, this transaction will result in a larger community-based financial institution with increased market presence and capacity. Messrs. Callas, Chirico and Vaccaro added that both Allaire Community Bank and Monmouth Community Bank, National Association have adopted corporate value systems and cultures that are complimentary and will benefit shareholders, employees and depositors. Moreover, based on March 31, 2004 figures, the combined banks will have a legal lending limit that exceeds $5.0 million.

Mr. Callas, Mr. Chirico and Mr. Vaccaro also commented that this transaction is about the combination of organizations which will result in franchise expansion, enhanced customer service, improved shareholder value and the creation and further development of career opportunities for our banking professionals. Our customers will realize immediate benefits, including access to a greater number of automatic teller machines, bank branches and coin counting machines. In addition to anticipated revenue enhancements, operational economies are expected to realize prospective cost savings exceeding five percent (5%) of the combined entities' expense base. From the concept to the name change, we believe that the combined entity will set a new, higher standard for community-based banking in our combined markets.

Statements about the future expectations of Monmouth Community Bancorp and Allaire Community Bank, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since these statements involve risks and uncertainties and are subject to change at any time, the companies' actual results could differ materially from expected results. Among these risks, trends and uncertainties are the obtainment of regulatory and shareholder approval to effect the proposed combination, the effect of governmental regulation on Monmouth Community Bank, National Association and Allaire Community Bank, the availability of working capital, the cost of personnel, and the competitive market in which Monmouth Community Bank, National Association and Allaire Community Bank compete.

In connection with the proposed business combination transaction between Monmouth Community Bancorp and Allaire Community Bank, Monmouth Community Bancorp intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 that will contain a joint proxy statement and prospectus, and Allaire Community Bank intends to file similar materials with the Federal Deposit Insurance Corporation (the "FDIC").

INVESTORS AND SECURITY HOLDERS OF MONMOUTH COMMUNITY BANCORP AND ALLAIRE COMMUNITY BANK ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONMOUTH COMMUNITY BANCORP, ALLAIRE COMMUNITY BANK AND THE COMBINATION.

The joint proxy statement, prospectus and other relevant materials, when they become available, and any other documents filed by Monmouth Community Bancorp with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Monmouth Community Bancorp by directing a written request to: Monmouth Community Bancorp, 627 Second Avenue, P.O. Box 630, Long Branch, New Jersey 07740, Attention: James S. Vaccaro, Chairman and Chief Executive Officer, or free copies of the documents filed by Allaire Community Bank with the FDIC by directing a written request to: Allaire Community Bank, 2200 Highway 35, P.O. Box 440, Sea Girt, New Jersey 08750, Attention: Carl F. Chirico, President and Chief Executive Officer. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the combination.

Monmouth Community Bancorp, Allaire Community Bank and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Monmouth Community Bancorp and the stockholders of Allaire Community Bank in connection with the combination. Information about the executive officers and directors of Monmouth Community Bancorp and their ownership of Monmouth Community Bancorp common stock is set forth in the Form 10-KSB for the year ended December 31, 2003, which has been previously filed by Monmouth Community Bancorp with the SEC, and the proxy statement for Monmouth Community Bancorp's 2004 Annual Meeting of Shareholders, which has also been previously filed with the SEC. Information about the executive officers and directors of Allaire Community Bank and their ownership of Allaire Community Bank common stock is set forth in the Form 10-KSB for the year ended December 31, 2003, which has been previously filed by Allaire Community Bank with the FDIC, and the proxy statement for Allaire Community Bank's 2004 Annual Meeting of Stockholders, which has also been previously filed with the FDIC. Investors and security holders may obtain additional information regarding the direct and indirect interests of Monmouth Community Bancorp, Allaire Community Bank and their respective executive officers and directors in the combination by reading the joint proxy statement and prospectus regarding the combination when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

Any questions can be directed to Carl F. Chirico, President & CEO of Allaire Community Bank, at (732) 292-0500, or James S. Vaccaro, Chairman & CEO of Monmouth Community Bank, National Association at (732) 571-1300.